UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006153

January 16, 2004

Shelley J. Dropkin
Assistant General Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

Dear Ms. Dropkin:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

831601

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549.

Citigroup Inc. (C)
Response to No Action Request
Ray T. Chevedden

Ladies and Gentlemen:

The number preceding the bracketsbelow correspond to the page of the company letter.

1] I believe that Citigroup received extraordinary consideration in 2003 by being allowed to submit a second no action request on the very same shareholder proposal after its first no action request was rejected, Citigroup Inc. (January 27, 2003).

Of course the second Citigroup no action request, Citigroup Inc. (February 25, 2003) does not apply to this proposal because the 2004 shareholder proposal is materially different from the 2003 proposal. For instance the 2003 shareholder proposal did not state: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election."

2] Contrary to the company claim a key corporate governance issue cannot be trivialized as "mistrust." The key issue here is the power the board vs. the rights of shareholders on arguable the most important issue – the potential sale of the company.

Contrary to the company claim the proposal is not asking for a "guarantee." Asking for a non-binding vote is not a "guarantee" of anything.

The company appears to claim that key corporate governance issues, such as the poison pill and the potential sale of the company, can best be decided based on prior cases concerning issues like membership in the National Cheese Exchange (1995) or a "plan to buy human fetuses." The company cites no prior case involving the poison pill topic.

This shareholder proposal is further distanced from the National Cheese Exchange proposal because the Cheese proposal had no analogous provision calling for a shareholder vote if the company rejoined the National Cheese Exchange.

There is no comparison between having "no intention" of buying human fetuses and selling the company. For the 2,000 largest corporations it is probably safe to say that 99% have "no intention" of buying human fetuses. By contrast it is not safe to say that 99% of corporations do not have a poison pill and have no intention of adopting a poison pill. A poison pill is something that can be postponed with "no intention" of adopting one until the directors feel uncomfortable without a pill.

The key issue of the proposal is a shareholder vote – whether there is a pill or if the policy on a pill changes. Furthermore the company "no intention" claim is incomplete because the company has not stated that it has no intention of diluting its current policy. For instance the company could add conditions or exceptions to its 2003 Policy.

The company fails to note that its policy can be terminated at the convenience of the board – no shareholder vote whatsoever. The board can turn on a dime and terminate its 2003 Policy, then unilaterally adopt a 10-year pill – no shareholder vote whatsoever at any point.

The company also failed to note that, contrary to the deceptive text in the 2003 Policy, there were no "By-Laws or Restated Certificate of Incorporation of the Company" which were "necessary" to adopt this mere policy. It appears that "By-Laws or Restated Certificate of Incorporation of the Company" text was tacked on as a red herring. Hence the substance of proposal is reduced to one sentence: "Resolved, that the Board of Directors may not adopt or extend a shareholder rights plan or 'poison pill' without the approval of the stockholders of the Company."

The purported analogy The Talbots, Inc. (April 5, 2002) does not concern a poison pill – it concerns company commitment to a code of conduct applicable only to a certain type of business.

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Stanford Weill

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Board of Directors increase shareholder voting rights beyond our Board's 2003 poison pill vote policy. This is to add the provision to our Board's 2003 policy that, if there is dilution or removal of this policy this change is requested to be submitted to a shareholder vote as a separate ballot-item at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

Thus I believe this proposal enhances our Board's 2003 Policy which stated: "Resolved, that the Board of Directors may not adopt or extend a shareholder rights plan or 'poison pill' without the approval of the stockholders of the Company." This proposal strengthens our Board's policy by requesting a shareholder vote if the 2003 Board Policy on poison pills is discontinued. If our Board has discontinued its 2003 policy already, this proposal requests reinstatement with this new provision for a vote to be requested in the event the reinstated policy is subsequently diluted or removed.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A weak response, which could still allow our directors to give a poison pill with not even a subsequent shareholder vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Vote Applied to a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

Asking for shareholder approval is not the same as obtaining shareholder approval.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

citigroup

Shelley J. Dropkin
Assistant General Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043
Tel (212) 793-7396
Fax (212) 793-7600

December 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 20, 2004. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 16, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant General Counsel

Enclosures

cc: John Chevedden
Ray T. Chevedden and
Veronica G. Chevedden
Family Trust 050490

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 20, 2004.

The Proposal urges the Company to adopt a resolution requesting that the Company "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also, once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

The Proposal seeks to have the Board of Directors "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also, once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." On January 28, 2003, the Board of Directors of Citigroup duly adopted a resolution (the "Resolution") stating, in part, that "the Board of Directors may not adopt or extend a shareholder rights plan or 'poison pill' without the approval of the stockholders of the Company." A certified copy of the Board Resolution is annexed hereto as Exhibit B. As the Board's action is entirely consistent with and responsive to the action requested in the Proposal, the Proposal has been fully implemented.

On October 9, 2002, the Proponent submitted a proposal (the "Prior Proposal") to the Company requesting that the "Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting." As noted above, on January 28, 2003, Citigroup adopted the Resolution. In Citigroup Inc. (February 25, 2003), the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") indicated that it would not recommend enforcement action if the Company excluded the Prior Proposal in reliance upon Rule 14a-8(i)(10). The Staff stated that Citigroup could exclude the Prior Proposal under Rule 14a-8(i)(10) as substantially implemented noting "Citigroup's representation that it does not have a current rights plan in place and that the board has adopted a resolution that requires shareholder approval in order to adopt or extend a rights plan."

The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the SEC's interpretation of the predecessor rule that the proposal need not be "fully effected" by a company to meet the mootness test, so long as it was substantially implemented. See Exxon Mobil Corporation (January 24, 2001); Masco Corporation (March 29, 1999); BankAmerica Corporation (February 10, 1997).

The Proponent's resubmission of the Proposal seems to be predicated on his mistrust of the Company and its intent to honor the Resolution. Indeed, in a letter to the Staff dated February 7, 2003, the Proponent stated "The speed with which the board adopted this resolution begs the question of whether it could be reversed as quickly." As recognized by the Staff, the first part of the Proposal, calling for the adoption or extension of a poison pill to be put to a shareholder vote, has already been adopted by the Board in the Resolution. The second part, asking the Company to seek shareholder approval of a dilution or removal of the Resolution, does not constitute a new proposal, merely a guarantee of the old one. In PepsiCo, Inc. (February 16, 1995), the Staff permitted exclusion under Rule 14a-8(i)(10) of a proposal that had been implemented by a company notwithstanding the proponent's concerns that the company might renege on its action. The proponent had requested that PepsiCo withdraw from the National Cheese Exchange, a request with which PepsiCo complied. In response to PepsiCo's request to the SEC for no action relief to exclude the proposal on the grounds that it had been substantially implemented, the proponent objected in a letter to the SEC stating "However, there is nothing to prevent our Company from reinstating its membership on the NCE, especially given the tone of Mr. Jones' communication to Mr. Gould..." The SEC did not find the proponent's mistrust of PepsiCo to be dispositive and granted no action relief under Rule 14a-8(i)(10). The same analysis should be applied here. The Company adopted the Proposal on its own initiative, without submitting the Proposal to a shareholder vote. As in PepsiCo, mistrust of the Company and its intentions does not cloud the fact that the Resolution has been adopted and the Proposal substantially implemented.

The Staff has in the past allowed companies to exclude proposals under Rule 14a-8(i)(10) or its predecessor where the proposal would have prohibited them from taking certain actions that they had already demonstrated they had no intention of taking. In Eli Lilly and Company (January 25, 1999), the Staff permitted exclusion of a proposal encouraging Eli Lilly to stop buying human fetuses based on Eli Lilly's representation that "it does not, has not and does not plan to buy human fetuses." See also AT&T Corp. (January 6, 1995). The Company has demonstrated, by its adoption of the Resolution, its commitment to seek shareholder approval of any adoption or extension of a rights plan. The second part of the Proposal is predicated on the Proponent's belief that the Company will not honor its Resolution; however the Proponent offers no supporting evidence to justify this concern. As the second part of the Proposal is intended solely to mount a defense against hypothetical actions to retract or reduce the effectiveness of the Resolution, similarly to Eli Lilly and AT&T, the Company should be permitted to exclude the Proposal under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." It is Citigroup's belief that the Proposal has been fully implemented and it may be omitted consistent with the advice of the Staff in the no action letters referred to above. See also The Talbots, Inc. (April 5, 2002); Puerto Rican Cement Company, Inc. (March 25, 2002). Accordingly, the Company believes the Proposal may be omitted under Rule 14a-8(i)(10).

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

The 2003 Board Policy stated:
"Resolved, that the Board of Directors may not adopt or extend a shareholder rights plan or 'poison pill' without the approval of the stockholders of the Company."

I believe this proposal is an enhancement of our Board's 2003 Policy. This proposal strengthens our Board's policy by calling for a shareholder vote if the 2003 Board Policy on poison pills is discontinued. Subjecting a poison pill to a shareholder vote won an overall 60% yes-vote at 79 companies in 2003.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A weak response, which could still allow our directors to give us a poison pill with not even a subsequent shareholder vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

Asking for shareholder approval is not the same as obtaining shareholder approval.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXCERPT FROM THE CITIGROUP INC. BOARD OF DIRECTORS MEETING HELD ON JANUARY 28, 2003

The Board then considered adopting a resolution which would require stockholder approval prior to the adoption or extension of a shareholder rights plan or "poison pill."

After discussion, upon motion duly made, seconded and unanimously approved, it was

> **RESOLVED,** that the Board of Directors may not adopt or extend a shareholder rights plan or "poison pill" without the approval of the stockholders of the Company; and be it
>
> **FURTHER RESOLVED**, that any amendments necessary to the By-Laws or the Restated Certificate of Incorporation of the Company that may be required to effectuate the intent of the foregoing resolution be, and hereby are, approved.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible election. The proposal gives directors the "discretion to set the earliest election date and in responding to shareholder votes."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). We note Citigroup's representation that it has adopted a resolution that requires shareholder approval to adopt or extend any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel